Filed Pursuant to Rule 433

File No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Index Return Notes®

Linked to a Global Equity Index Basket

due April 2010

(the “Notes”)

US$10 original public offering price per unit

Private Offering Notice

Summary Terms

The Notes:

•        The Notes are designed for investors who believe that a Global Equity Index Basket (the “Basket”), comprised of the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index, will appreciate from starting value of the Basket on the pricing date to the ending value of the Basket on the valuation dates, shortly before the maturity date. Investors also must be willing to forego interest payments on the Notes and accept less than the $10 original public offering price per unit on the maturity date if the level of the Basket declines by more than 10% over this period.

•        There will be no payments prior to the maturity date and the Notes cannot be redeemed prior to the maturity date.

•        There is no principal protection on the Notes.

•        The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$75,000 for residents of the European Economic Area), and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•        The Notes will not be listed on any securities exchange.

•        The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.:     .

•        The settlement date for the Notes is expected to be December     , 2007.

Payment on the maturity date:

•        The amount an investor receives on the maturity date will be based on the direction of and percentage change between the starting value and the ending value of the Basket. If the level of the Basket:

•           has increased, an investor will receive an amount equal to $10 per unit plus an amount equal to $10 multiplied by a participation rate between 100% and 115% of that increase. The actual participation rate will be determined on the pricing date and set forth in the final offering document made available in connection with sales of the Notes.

•           has not changed, or has decreased by 10% or less, an investor will receive $10 per unit; or

•           has decreased by more than 10%, an investor will receive less than $10 per unit. A decline in the level of the Basket in excess of 10% will result in the amount paid on the maturity date on the Notes being reduced by an amount equal to 100% of the decline in excess of 10%.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on page TS-5 of the attached Term Sheet, pages PS-4 to PS-9 of the attached Leveraged Index Return Notes® Product Supplement LIRN-2 and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest and an investor may get back less than what he or she invested.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        A selling concession of 2.00% of the public offering price is included in the terms of the Notes and is payable to MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Any discussion of U.S. federal tax issues set forth in this Notice and the attached Offering Document was written in connection with the promotion and marketing by the Issuer of the Notes. Such discussion was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of a prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this Notice or the related Offering Document and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions with each prospective investor regarding the transactions contemplated herein.

The date of this Notice is November 2, 2007.

This Notice supplements the Preliminary Term Sheet, dated November 2, 2007, the Leveraged Index Return Notes® Product Supplement LIRN-2, dated November 2, 2007, the Index Supplement, dated June 6, 2007 and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, each dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.